Filed pursuant to Rule 424(b)3
Registration No.  333-136024

DATED JULY 29, 2010

PROSPECTUS

3,000,000 SHARES OF COMMON STOCK
OF
SELECTIVE INSURANCE GROUP, INC.

AMENDED AND RESTATED SELECTIVE INSURANCE GROUP, INC.
STOCK PURCHASE PLAN FOR INDEPENDENT INSURANCE AGENCIES (2010)

This prospectus relates to the shares of common stock, par value $2.00 per share, (“Common Stock”) of Selective Insurance Group, Inc. (“Selective” or the “Company”) offered under the Amended and Restated Selective Insurance Group, Inc. Stock Purchase Plan for Independent Insurance Agencies (the “Plan”). Selective’s independent insurance agencies and their principals, general partners, officers, stockholders, key employees, and their individual retirement accounts, Keogh plans, and employee benefit plans are eligible to participate in the Plan as described in this prospectus. Participants in the Plan may use cash, all or a portion of their earned cash commissions, or all or a portion of their distributions earned under Selective’s supplemental commission program for agents to purchase shares under the Plan. The agency principal determines what portion of that agency’s maximum contribution amount each participant affiliated with that agency may contribute.

Selective’s Common Stock is listed on the NASDAQ Global Select Market under the trading symbol “SIGI”. The purchase price for shares offered under the Plan is the closing selling price for Selective’s Common Stock reported on the NASDAQ Global Select Market on the applicable Purchase Date, minus 10%. The last sale price of the Common Stock on the NASDAQ on July 28, 2010 was $15.50.

Shares purchased under the Plan will be restricted for a period of one year. During this period a participant in the Plan may not sell, transfer, pledge, assign or dispose of its shares in any way.

You should carefully consider the risks of an investment in Selective’s Common Stock. Risk Factors begin on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus is qualified in its entirety by reference to the Plan. All capitalized terms used but not defined herein will have the meanings ascribed to the terms in the Plan.

The date of this prospectus is July 29, 2010.

TABLE OF CONTENTS

i

SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should read all of the information in this prospectus along with the other information and financial statements Selective refers you to in the section “Where You Can Find More Information” appearing at the end of this document.

Selective Insurance Group, Inc.

Selective Insurance Group, Inc. (“Selective” or the “Company”) offers property and casualty insurance products and services through its various subsidiaries. Selective classifies its businesses into two operating segments:

•	Insurance Operations, which sells property and casualty insurance policies and products; and

•	Investment Operations, which invests the premiums collected by the Insurance Operations.

Selective eliminated its third operating segment, Diversified Insurance Services in two steps in 2009: In the first quarter, the Company reclassified its federal flood insurance administrative services business into Insurance Operations because of changes in the way Selective managed the business; and (ii) in the fourth quarter, the Company sold its human resource administration outsourcing business.

Selective offers its insurance products and services through the following subsidiaries:

•	Selective Insurance Company of America;

•	Selective Way Insurance Company;

•	Selective Auto Insurance Company of New Jersey;

•	Selective Insurance Company of the Southeast;

•	Selective Insurance Company of South Carolina;

•	Selective Insurance Company of New York; and

•	Selective Insurance Company of New England.

Selective was incorporated in New Jersey in 1977 to acquire all of the shares of Selective Insurance Company of America, formerly named “Selected Risks Insurance Company.”

Because Selective is a holding company, Selective relies on its subsidiaries for cash to pay its obligations and dividends to its stockholders. State insurance laws and regulations, as administered by state insurance departments, restrict how much money its insurance subsidiaries may distribute to the Company.

Selective’s principal executive offices are located at 40 Wantage Avenue, Branchville, New Jersey 07890 and Selective’s telephone number is (973) 948-3000.

The Selective Insurance Group, Inc. Stock Purchase Plan for Independent Insurance Agencies

Eligibility

Each independent insurance agency that is under contract with any of Selective’s insurance subsidiaries to promote and sell Selective’s subsidiaries’ insurance products, other than the agencies that promote and sell only Selective’s subsidiaries’ flood insurance products, is eligible to enroll in the Plan and to purchase shares of Common Stock. Eligible agencies are under no obligation to enroll in the Plan or to purchase shares under the Plan. Also eligible to purchase shares under the Plan are:

•	the principals, general partners, officers, and stockholders of, and designated by, an eligible agency (collectively, “Principals”);

•	key employees of eligible agencies designated by an eligible agency (“Key Employees”);

•	individual retirement plans of Principals and Key Employees;

•	Keogh plans of Principals and Key Employees; and

•	employee benefit plans of, and designated by, an eligible agency.

The administrator of the Plan will determine whether any agency, or any entity, individual person, or benefit plan designated by an agency, is eligible to purchase shares under the Plan.

How to Make Purchases

Plan participants can generally make purchases of Selective’s Common Stock under the Plan on the first day of March, June, September, and December of each year or the next succeeding business day; however, Selective does not guarantee that these days will be purchase dates and may designate other dates as purchase dates. Selective will provide an enrollment/purchase form to each insurance agency that wants to participate in the Plan. An eligible agency that chooses to participate in the Plan must complete the enrollment/purchase form and return it to Selective at the address indicated on the form. To make a purchase under the Plan, the agency must complete the form indicating the dollar amount of Selective’s Common Stock to be purchased on the next purchase date. The form and any cash contributions must be returned to Selective at the address indicated on the form at least 10 business days before the scheduled purchase date. If any of the Principals, Key Employees, or their individual retirement plans or Keogh plans, or employee benefit plans of an agency wish to participate in the Plan, the agency must indicate on the form the amount to be invested by each of them and they must sign the form. If a participant is purchasing shares for cash, the participant must enclose a check for the amount the participant chooses to invest when the participant returns the election form to Selective. If the participant is purchasing shares with earned cash commissions, the agency must indicate the total monthly amount of withholding, along with the percentages allocated to applicable participants. If a participant is purchasing shares with earned supplemental commission distributions, the agency must indicate the total amount of withholding along with the percentages allocated to applicable participants.

Participants in the Plan may elect to purchase shares for cash, apply all or a portion of their earned cash commissions, or apply all or a portion of distributions earned under Selective’s supplemental commission program for agents. Each participating agency, together with the participants affiliated with the agency, may invest in each calendar quarter up to a certain maximum contribution amount based upon the amount of total written premiums by the agency during the previous calendar year with any of Selective’s insurance subsidiaries. Participants pay no brokerage commissions or other charges on their purchases of shares under the Plan.

A $100 minimum purchase amount is required for purchases under the Plan by a participant per calendar quarter. If a participant does not purchase $100 of Common Stock per a calendar quarter, any amounts below the minimum will be refunded, without interest, to the participant by check as soon as practicable after the end of the quarter.

Terms of Purchase

Selective is offering its Common Stock under the Plan for purchase generally on the first day of March, June, September, and December or the next succeeding business day. The purchase price for shares offered under the Plan is the closing selling price of Selective’s Common Stock as quoted on the NASDAQ Global Select Market on the date of purchase, minus 10%.

Selective uses a book-entry system for the Plan. Selective establishes an account for each participant with Wells Fargo Shareowner Services, Selective’s transfer agent and registrar. The shares purchased are credited to each participant’s individual account, and Selective registers each participant’s shares on its stock records. Each participant receives a written account statement each time shares are purchased.

Restrictions on Shares Purchased under the Plan

Shares purchased under the Plan will be restricted for a period of one year beginning on the purchase date and expiring upon the first anniversary of that purchase date. During this time, participants cannot sell, transfer, pledge, assign, or dispose of their shares in any way. During the restricted period, participants’ shares will be held in their accounts at Wells Fargo Shareowner Services, but participants will not be allowed to have share certificates issued. Following the expiration of the one year restricted period, a participant can request, in writing to Wells Fargo Shareowner Services, that its shares be transferred or sold, that certificates be issued, or that the participant’s account be closed.

During the restricted period participants can vote their shares and participants will receive dividends declared and paid on their shares. There is no risk of forfeiture of participants’ shares during the restricted period.

USE OF PROCEEDS

Selective will receive all of the cash proceeds from the sale of its shares of its Common Stock under the Plan, and Selective will retain cash applied to the purchase of shares of its Common Stock from agencies’ commissions and distributions from Selective’s supplemental commission program. Selective will use the proceeds for general corporate purposes.

RISK FACTORS

Certain risk factors exist that can have a significant impact on Selective’s business, results of operations, and financial condition. The impact of these risk factors could also affect certain actions that Selective takes as part of its long-term capital strategy including, but not limited to, contributing capital to subsidiaries in its insurance operations and diversified insurance services segments, issuing additional debt and/or equity securities, repurchasing shares of the Company’s Common Stock, or increasing stockholders’ dividends.

The following list of risk factors is not exhaustive and others may exist. Selective operates in a continually changing business environment, and new risk factors emerge from time to time. Consequently, Selective can neither predict new risk factors nor assess the impact, if any, they might have on its business in the future.

Risks Related to Insurance Operations

The failure of Selective’s risk management strategies could have a material adverse effect on the Company’s financial condition or results of operations.

Selective employs a number of risk management strategies to reduce the Company’s exposure to risk that include, but are not limited to the following:

•	Being disciplined in the Company’s underwriting practices;

•	Being prudent in the Company’s claims management practices and establishing adequate loss and loss expense reserves;

•
Continuing to develop and implement predictive models to analyze historical statistical data regarding Selective’s insureds and their loss experience and to apply that information to risks of current insureds and prospective insureds so the Company can better predict the likely profitability of the account; and

•	Purchasing reinsurance.

All of these strategies have inherent limitations. Selective cannot be certain that an event or series of unanticipated events will not occur and result in losses greater than the Company expects and have a material adverse effect on the Company’s liquidity, capital resources, results of operations, and financial condition.

Selective’s loss reserves may not be adequate to cover actual losses and expenses.

Selective is required to maintain loss reserves for the Company’s estimated liability for losses and loss expenses associated with reported and unreported insurance claims. Selective’s estimates of reserve amounts are based on known facts and circumstances, including the Company’s expectations of the ultimate settlement and claim administration expenses, predictions of future events, trends in claims severity and frequency, and other subjective factors relating to the Company’s insurance policies in force. There is no method for precisely estimating the ultimate liability for settlement of claims. From time-to-time, Selective adjusts reserves and increases them if they are inadequate or reduces them if they are redundant. Selective cannot be certain that the reserves the Company establishes are adequate or will be adequate in the future. An increase in reserves: (i) reduces net income and stockholders’ equity for the period in which the deficiency in reserves is identified; and (ii) could have a material adverse effect on the Company’s results of operations, liquidity, financial condition, and financial strength and debt ratings.

Selective is subject to losses from catastrophic events.

Selective’s results are subject to losses from natural and man-made catastrophes, including but not limited to; hurricanes, tornadoes, windstorms, earthquakes, hail, terrorism, explosions, severe winter weather, floods, and fires, some of which may be related to climate changes. The frequency and severity of these catastrophes are inherently unpredictable. One year may be relatively free of such events while another may have numerous events. For further discussion regarding man-made catastrophes that relate to terrorism see the risk factor directly below this one regarding the potential for significant losses from acts of terrorism. Furthermore, scientists, legislators, and regulators are among a broad spectrum of the public which have a heightened interest in the effect that greenhouse gas emissions have on the environment in particular to a change in climate. If greenhouse gases continue to shift the climate, more devastating catastrophic events may occur. Catastrophe losses are determined by the severity of the event and the total amount of insured exposures in the area affected by the event. Selective’s insurance operations business is concentrated geographically in the Eastern and Midwestern regions of the U.S. New Jersey accounted for 27% of the Company’s total NPW during the year ended December 31, 2009 and therefore catastrophes in these areas could adversely impact Selective’s business more so than in other geographic areas. Although catastrophes can cause losses in a variety of property and casualty lines, most of Selective’s historic catastrophe-related claims have been from commercial property and homeowners coverages. In an effort to reduce the Company’s exposure to catastrophe losses Selective purchases catastrophe reinsurance. Despite acquiring this protection, reinsurance could prove inadequate if: (i) the modeling software the Company uses to analyze the Insurance Subsidiaries’ risk results in an inadequate purchase of reinsurance by Selective; (ii) a major catastrophe loss exceeds the reinsurance limit or the reinsurers’ financial capacity; and (iii) the frequency of catastrophe losses results in the Insurance Subsidiaries exceeding their one reinstatement. Even after considering Selective’s reinsurance protection, the Company’s exposure to catastrophe risks could have a material adverse effect on Selective’s results of operations or financial condition.

 Selective is subject to potential significant losses from acts of terrorism.

The Terrorism Risk Insurance Act, as amended, (“TRIA”) requires private insurers and the United States government to share the risk of loss on future acts of terrorism that are certified by the U.S. Secretary of the Treasury. As a Commercial Lines writer, Selective is required to participate in TRIA. Under TRIA, terrorism coverage is mandatory for all primary workers compensation policies. However, insureds with non-workers compensation commercial policies have the option to accept or decline Selective’s terrorism coverage or negotiate with the Company for other terms. In 2009, approximately 87% of Selective’s Commercial Lines non-workers compensation policyholders purchased terrorism coverage.

TRIA rescinded all previously approved coverage exclusions for terrorism. Many of the states in which Selective writes commercial property insurance, however, mandate that the Company cover fire following an act of terrorism. Under TRIA, each participating insurer is responsible for paying a deductible of specified losses before federal assistance is available. This deductible is based on a percentage of the prior year’s applicable commercial lines premiums. In 2009, the deductible would have been approximately $189 million. For losses above the deductible, the federal government will pay 85%, up to an industry limit of $100 billion, and the insurer retains 15%. Although TRIA’s provisions will mitigate Selective’s loss exposure to a large-scale terrorist attack, the

Company’s deductible is substantial and could have a material adverse effect on Selective’s results of operations or financial condition.

TRIA legislation is in effect through December 31, 2014. Currently, the Obama Administration’s proposed budget includes provisions to scale back TRIA by removing coverage for domestically inspired acts of terrorism, increasing private insurer deductibles and co-payments, and allowing the program to expire at the end of 2014.

Selective’s ability to reduce its risk exposure depends on the availability and cost of reinsurance.

Selective transfers a portion of its underwriting risk exposure to reinsurance companies. Through the Company’s reinsurance arrangements, a specified portion of Selective’s losses and loss adjustment expenses are assumed by the reinsurer in exchange for a specified portion of premiums. The availability, amount, and cost of reinsurance depend on market conditions, which may vary significantly. While reinsurance agreements generally bind Selective’s reinsurers for the cost of reinsurance on existing business reinsured, market conditions beyond the Company’s control determine the availability and cost of the reinsurance for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Any decrease in the amount of Selective’s reinsurance will increase the Company’s risk of loss. Any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce Selective’s earnings. Accordingly, Selective may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms. Either could adversely affect the Company’s ability to write future business or result in the assumption of more risk with respect to those policies the Company issues.

Selective is exposed to credit risk.

Selective is exposed to credit risk in several areas of its Insurance Operations business, including from:

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Selective’s reinsurers, who are obligated to the Company under reinsurance agreements. The relatively small size of the reinsurance market and the Company’s objective to maintain an average weighted rating of “A” by A.M. Best on its current reinsurance programs constrains the Company’s ability to diversify its exposure to “single issuer” credit risk. However, some of Selective’s reinsurance credit risk is collateralized;

•	Some of Selective’s independent agents, who collect premiums from insureds and are required to remit the collected premium to the Company; and

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Selective’s pension plan investments, which partially serve to fund the Insurance Operations liability associated with this plan. To the extent that credit risk adversely impacts the valuation and performance of the invested assets within the Company’s pension plan, the funded status of the pension plan could be adversely impacted and as result could increase the cost of the plan to Selective’s insurance operations.

It is possible that current economic conditions could increase the Company’s credit risk. Selective’s exposure to credit risk could have a material adverse effect on its results of operations or financial condition.

The property and casualty insurance industry is subject to general economic conditions and is cyclical.

The property and casualty insurance industry has experienced significant fluctuations in its historic results due to competition, occurrence or severity of catastrophic events, levels of capacity, general economic conditions, interest rates, and other factors. Demand for insurance is influenced significantly by prevailing general economic conditions. The supply of insurance is related to prevailing prices, the levels of insured losses and the levels of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance industry historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. For example, competitors pricing business below technical levels could force Selective to reduce its profit margin in order to protect the Company’s best business.

The following is an example of pricing and loss trends on the statutory combined ratio: Taking a pure price decline of 1.4% and removing the expense that directly varies with premium volume yields an adverse combined ratio impact of approximately one point. In addition, a claims inflation increase of 3% will cause the loss and loss adjustment expense ratio to increase approximately two points, all else remaining equal. The combination of claims inflation and price decreases could raise the combined ratio approximately three points in this example, absent any initiatives targeted to address these trends.

The industry’s profitability also is affected by unpredictable developments, including:

•	Natural and man-made disasters;

•	Fluctuations in interest rates and other changes in the investment environment that affect investment returns;

•	Inflationary pressures (medical and economic) that affect the size of losses;

•	Judicial, regulatory, legislative, and legal decisions that affect insurers’ liabilities;

•	Changes in the frequency and severity of losses;

•	Pricing and availability of reinsurance in the marketplace; and

•	Weather-related impacts due to the effects of climate changes.

Any of the above developments could cause the supply or demand for insurance to change, which could adversely affect Selective’s results of operations and financial condition.

Difficult conditions in global capital markets and the economy may adversely affect Selective’s revenue and profitability and harm its business, and these conditions may not improve in the near future.

General conditions in the United States and world economies and volatility in financial and insurance markets materially affect the Company’s results of operations. Concerns over the issues as the availability and cost of credit, the stability of the U.S. mortgage market, declining real estate markets, increased unemployment, volatile energy and commodity prices, and geopolitical issues, also have led to declines in business and consumer confidence and precipitated an economic slowdown.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, indirectly, the amount and profitability of Selective’s business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment, and lower consumer spending, the demand for insurance products could be adversely affected. In addition, Selective is impacted by the recent decrease in commercial and new home construction and home ownership in 2009 because 39% of direct premiums written in the Company’s Commercial Lines business were generated through contractors business. In addition, 36% of direct premiums written in Selective’s Commercial Lines business is based on payroll/sales of its underlying insureds. The impact of the economic downturn on Commercial Lines can be seen in the approximately $73 million of audit and endorsement premium the Company has returned to its insureds during 2009. Further unfavorable economic developments could adversely affect the Company’s earnings if its customers have less need for insurance coverage, cancel existing insurance policies, modify coverage, or choose not renew with the Company. These circumstances could have a material adverse effect on Selective’s business, results of operations and financial condition. Challenging economic conditions also may impair the ability of Selective’s customers to pay premiums as they come due. Selective is unable to predict the likely duration and severity of the current economic conditions in the U.S. and other countries, which may have an adverse effect on the Company.

A downgrade or a potential downgrade in Selective’s financial strength or credit ratings could result in a loss of business and could have a material adverse effect on the Company’s financial condition and results of operations.

Selective is rated on it financial strength, primarily its ability to pay claims, by various Nationally Recognized Statistical Rating Organizations ("NRSROs"). The financial strength ratings on the Insurance Subsidiaries are as follows:

NRSRO	Financial Strength Rating	Outlook
A.M. Best and Company	“A+”	Negative
Standard & Poor’s	“A”	Negative
Fitch	“A+”	Negative
Moody’s Investor Service	“A2”	Stable

A significant rating downgrade, particularly from A.M. Best, could: (i) affect Selective’s ability to write new business with customers, some of whom are required under various third party agreements to maintain insurance with a carrier that maintains a specified minimum rating; or (ii) be an event of default under the Company’s line of credit with Wachovia Bank, National Association (“Line of Credit”). The Line of Credit requires the Company’s insurance subsidiaries to maintain an A.M. Best rating of at least “A-” (two levels below the Company’s current rating) and a default could lead to acceleration of any outstanding principal. Such an event also could trigger default provisions under certain of Selective’s other debt instruments and negatively impact its ability to borrow in the future. As a result any significant downgrade in ratings could have a material adverse effect on Selective’s financial condition and results of operations.

NRSROs also rate the Company’s long-term debt creditworthiness. Credit ratings indicate the ability of debt issuers to meet debt obligations in a timely manner and are important factors in the Company’s overall funding profile and ability to access certain types of liquidity. Selective’s current credit ratings are as follows:

NRSRO	Credit Rating	Long Term Credit Outlook
A.M. Best and Company	“a-”	Negative
Standard & Poor’s	“BBB”	Negative
Fitch	“A-”	Negative
Moody’s Investor Services	“Baa2”	Stable

Downgrades in the Company’s credit ratings could have a material adverse effect on its financial condition and results of operations in many ways, including making it more expensive for the Company to access capital markets.

Because of the difficulties recently experienced by many financial institutions, including insurance companies, and the public criticism of NRSROs, Selective believes it is possible that the NRSROs: (i) will heighten their level of scrutiny of financial institutions; (ii) will increase the frequency and scope of their reviews; and (iii) may adjust upward the capital and other requirements employed in their models for maintaining certain rating levels. Selective cannot predict possible actions NRSROs may take regarding its ratings that could adversely affect the Company’s business or the possible actions it may take in response to any such action.

Selective’s industry is very competitive and it has many competitors and potential competitors.

The insurance industry is highly competitive. The current economic environment has only served to further increase competition. Selective competes with regional, national, and direct-writer property and casualty insurance companies for customers, agents, and employees. Some competitors are public companies and some are mutual companies. Many competitors are larger and may have lower operating costs or lower costs of capital. They may have the ability to absorb greater risk while maintaining their financial strength ratings. Consequently, they may be able to price their products more competitively. These competitive pressures could result in increased pricing pressures on a number of Selective’s products and services, particularly as competitors seek to win market share, and may impair the Company’s ability to maintain or increase its profitability. Selective also faces competition, primarily in Commercial Lines, from entities that self-insure their own risks. Because of its relatively low cost of entry, the Internet has also emerged as a significant place of new competition, both from existing competitors and new competitors. It is also possible that reinsurers, who have significant knowledge of the primary property and casualty business because they reinsure it, could enter the market to diversify their operations. New competition could cause changes in the supply or demand for insurance and adversely affect Selective’s business.

Selective has less loss experience data than its larger competitors.

Selective believes that insurance companies are competing and will continue to compete on their ability to use reliable data about their insureds and loss experience in complex analytics and predictive models to select profitable risks. With the consistent expansion of computing power and the asymmetric decline in its cost, Selective believes that data and analytics use will increase and become more complex and accurate. As a regional insurance group, the loss experience from Selective’s Insurance Operations is not large enough in all circumstances to analyze and project the Company’s future costs. Selective uses data from ISO to obtain sufficient industry loss experience data. While statistically relevant, that data is not specific to the performance of risks the Company has underwritten. Larger competitors, particularly national carriers, have sufficient data regarding the performance of risks that they have underwritten. Their analytics of their loss experience data may be more predictive of profitability of their underwritten risks than the Company’s analysis using, in part, general industry loss experience. For the same reason, should Congress repeal the McCarran-Ferguson Act and Selective is unable to access data from ISO, the Company will be at a competitive disadvantage to larger insurers who have more sufficient loss experience data on their own insureds.

Selective depends on independent insurance agents.

Selective markets and sells its insurance products exclusively through independent insurance agents who are not its employees. Selective believes that independent insurance agents will remain a significant force in overall insurance industry premium production because they can provide insureds with a wider choice of insurance products than if they represented only one insurer. That, however, creates competition in the Company’s distribution channel and it must market its products and services to its agents before they sell them to Selective’s mutual customers. The Company’s financial condition and results of operations are tied to the successful marketing and sales efforts of its products by its agents.

Selective faces risks regarding its Flood business because of uncertainties regarding the funding of the NFIP program.

Selective is the seventh largest insurance group participating in the WYO arrangement of the NFIP, which is managed by the Mitigation Division of FEMA in the U.S. Department of Homeland Security. For WYO participation, Selective receives an expense allowance, or servicing fee, for policies written and claims serviced. Currently, the expense allowance is 30% of direct written premiums.

The NFIP is funded by Congress. In the last several years, funding of the program has continued through short extensions as part of continuing resolutions to temporarily maintain current spending. At present, the funding for the program is set to expire on September 30, 2010. Some members of Congress have expressed a desire to explore a comprehensive revision of the program, its costs, and its administration. Selective is actively monitoring developments in Washington regarding reform proposals to the NFIP, particularly regarding any changes to the fee structure. Selective cannot predict whether proposals will be adopted or, if adopted, what impact their adoption could have on the Company’s business, financial condition, or results of operations.

Selective is heavily regulated and changes in regulation may reduce its profitability and limit its growth.

Selective’s Insurance Operations are heavily regulated and subject to extensive laws and regulations that are subject to change. By virtue of the McCarran-Ferguson Act, Congress has traditionally ceded insurance regulation to the various states. Selective, however, is subject to federal regulators, such as the SEC, for securities issues, and the Federal Trade Commission, for privacy issues. The Company also is subject to non-governmental regulators, such as the NASDAQ Stock Market and the New York Stock Exchange, where it lists its securities. Many of these regulators, to some degree, have overlap with each other on various matters. They also have different regulations on the same legal issues that are subject to their individual interpretative discretion. Consequently,

Selective has the risk that one regulator’s position may conflict with another regulator’s position on the same issue. As compliance is generally reviewed in hindsight, Selective also is subject to the risk that interpretations will change over time.

The primary public policy behind state insurance regulation is the protection of policyholders and claimants over all other constituencies, including shareholders. By virtue of the McCarran-Ferguson Act, Congress has traditionally delegated insurance regulation to the various states. For Insurance Subsidiaries, the primary regulators of their business and financial condition are the departments of insurance in the states in which they are organized and are licensed. The broad regulatory, administrative, and supervisory powers of the various state departments of insurance include:

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Related to Selective’s financial condition, review and approval of such matters as minimum capital and surplus requirements, standards of solvency, security deposits, methods of accounting, form and content of statutory financial statements, reserves for unpaid loss and LAE, reinsurance, payment of dividends and other distributions to shareholders, periodic financial examinations and annual and other report filings.

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Related to Selective’s general business, review and approval of such matters as certificates of authority and other insurance company licenses, licensing and compensation of agents, premium rates (which may not be excessive, inadequate, or unfairly discriminatory), policy forms, policy terminations, reporting of statistical information regarding the Company’s premiums and losses, periodic market conduct examinations, unfair trade practices, participation in mandatory shared market mechanisms, such as assigned risk pools and reinsurance pools, participation in mandatory state guaranty funds, and mandated continuing workers compensation coverage post-termination of employment.

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Related to Selective’s ownership of the Insurance Subsidiaries, the Company is required to register as an insurance holding company system and report information concerning all of its operations that may materially affect the operations, management, or financial condition of the insurers. As an insurance holding company, the appropriate state regulatory authority may: (i) examine Selective or its insurance subsidiaries at any time; (ii) require disclosure or prior approval of material transactions of any of the insurance subsidiaries with Selective or each other; and (iii) require prior approval or notice of certain transactions, such as payment of dividends or distributions to the Company.

Although the federal government traditionally has not regulated insurance, federal legislation and administrative policies do affect the Company, including TRIA, OFAC, and various privacy laws, including the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Drivers Privacy Protection Act, and the Health Insurance Portability and Accountability Act. As a result of issuing workers compensation policies, Selective also is subject to Mandatory Medicare Secondary Payer Reporting under the Medicare, Medicaid and SCHIP Extension Act of 2007.

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). Among other things, the Dodd-Frank Act, created a Financial Stability and Oversight Council that may designate certain insurance companies and insurance holding companies as nonbank financial companies subject to prudential regulation by the Board of Governors of the U.S. Federal Reserve (the "Federal Reserve Board of Governors") on a variety of issues, including capital requirements, leverage limits, liquidity requirements, and examinations. If the Federal Reserve Board of Governors deems any nonbank financial company under its supervision to pose a grave threat to the financial stability of the United States, it may limit the company's ability to enter into merger transactions, restrict its ability to offer financial products, require it to terminate one or more activities, or impose conditions on the manner in which it conducts activities.

The Dodd-Frank Act also established a Federal Insurance Office in the U.S. Treasury Department to monitor all aspects of the insurance industry and lines of business other than certain health insurance, certain long-term care insurance, and crop insurance. The director of the Federal Insurance Office will have the ability to recommend that an insurance company or an insurance holding company be subject to heightened prudential standards. The Dodd-Frank Act also provides in certain instances for the pre-emption of state laws regulating reinsurance and other limited insurance matters. At this time, it is not possible to predict with any degree of certainty whether any other proposed legislation or regulatory changes will be adopted or what impact, if any, the

Dodd-Frank Act or any other such legislation or changes could have on Selective’s business, financial condition or results of operations.

Selective is subject to the risk that legislation will be passed significantly changing insurance regulation and adversely impacting its business, its financial condition, and its results of operations.

As a result of the financial markets crises in 2008 and 2009, the issues regarding the AIG scandal, and public concerns over health insurance, there have been a number of legislative proposals discussed and introduced in Congress that could result in the federal government becoming directly involved in the regulation of insurance:

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Repeal of the McCarran-Ferguson Act. While proposals for McCarran-Ferguson Act repeal recently have been primarily directed at health insurers, if enacted and applicable to property and casualty insurers, such repeal would significantly reduce Selective’s ability to compete and materially affect its results of operations because it rely on the anti-trust exemptions the law provides to obtain loss data from third party aggregators such as ISO to predict future losses.

•
National Catastrophe Funds. Various legislative proposals have been introduced that would establish a federal reinsurance catastrophic fund as a federal backstop for future natural disasters. These bills generally encourage states to create catastrophe funds by creating a federal backstop for states that create the funds. While homeowners' insurance is primarily handled at the state level, there are important roles for the federal government to play, including the establishment of a national catastrophic fund.

•
Reform of the NFIP. There have been legislative proposals to reform the NFIP by: (i) expanding coverage to include coverage for losses from wind damage; and (ii) forgiving the nearly $20 billion in debt amassed by the NFIP from the catastrophic storms of 2004 and 2005. Selective believes that the expansion of coverage to include wind losses would significantly increase the cost and availability of NFIP insurance.

Selective cannot predict whether any of these or any related proposal will be adopted, or what impact, if any, such proposals, could have on its business, financial condition or results of operations if enacted.

Class action litigation could affect Selective’s business practices and financial results.

Selective’s industries have been the target of class action litigation in areas including the following:

•	After-market parts;

•	Urban homeowner insurance underwriting practices;

•	Credit scoring and predictive modeling pricing;

•	Investment disclosure;

•	Managed care practices;

•	Timing and discounting of personal injury protection claims payments;

•	Direct repair shop utilization practices; and

•	Shareholder class action suits.

Changes in accounting guidance could impact the results of Selective’s operations and financial condition.

The Financial Accounting Standards Board (“FASB”) currently is reviewing proposed changes to existing accounting regarding the treatment of costs associated with acquiring or renewing insurance contracts. Selective currently defers these expenses, which include commissions, premium taxes, fees, and certain other costs of underwriting policies, and amortize them into expense over the period in which the premium is earned. If FASB changes this accounting treatment, depending on the provisions of the guidance, it could have a material impact on Selective’s results of operations.

FASB also is involved with the International Accounting Standards Board in a joint project that could significantly impact today’s insurance model. Potential changes include, but are not limited to: (i) redefining the revenue recognition process; and (ii) requiring loss reserve discounting. Selective’s premiums are earned over the period that coverage is provided and it does not discount its loss reserves. Final guidance from this joint project could have a material impact on the Company’s operations.

Risks Related to Selective’s Investment Operations

The failure of the Company’s risk management strategies could have a material adverse effect on its financial condition or results of operations.

Selective employs a number of risk management strategies to reduce its exposure to risk that include, but are not limited to the following:

•	Being prudent in establishing Selective’s investment policy and appropriately diversifying its investments;

•
Using complex financial and investment models to analyze historic investment performance and to predict future investment performance under a variety of scenarios using asset concentration, asset volatility, asset correlation, and systematic risk; and

•	Closely monitor investment performance, general economic and financial conditions, and other relevant factors.

All of these strategies have inherent limitations. Selective cannot be certain that an event or series of unanticipated events will not occur and result in losses greater than it expects and have a material adverse effect on the Company’s liquidity, capital resources, results of operations, and financial condition.

Difficult conditions in global capital markets and the economy may adversely affect Selective’s revenue and profitability and harm its business, and these conditions may not improve in the near future.

Selective’s results of operations are materially affected by conditions in the global capital markets and the economy generally, in both the U.S. and abroad. Concerns over the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the U.S., increased unemployment, volatile energy and commodity prices, and geopolitical issues, among other factors, have contributed to increased volatility for the economy and the financial and insurance markets. These concerns have also led to declines in business and consumer confidence, which have precipitated an economic slowdown.

Selective is exposed to risk in its investment portfolio.

The market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to sell. Domestic and international equity markets have also been experiencing heightened volatility and turmoil, with issuers (such as Selective) exposed to the mortgage securities and credit markets particularly affected. These factors and the continued potential for market disruption may have an adverse effect on Selective’s investment portfolio, revenues, and profit margins.

Credit risk

Selective is exposed to credit risk in its investment portfolio from issuers of securities, insurers of certain securities, and certain other investment portfolio counterparties. The value of the Company’s investment portfolio is subject to credit risk from the issuers and/or guarantors of the securities in the portfolio, other counterparties in certain transactions and, for certain securities, insurers that guarantee specific issuer’s obligations. Defaults by the issuer and, where applicable, an issuer’s guarantor, insurer, or other counterparties regarding any of Selective’s investments could reduce its net investment income and net realized investment gains or result in investment losses.

Interest rate risk

Selective’s exposure to interest rate risk relates primarily to the market price (and cash flow variability) associated with changes in interest rates. A rise in interest rates may decrease the fair value of the Company’s existing fixed maturity investments and declines in interest rates may result in an increase in the fair value of its existing fixed maturity investments. Selective’s fixed income investment portfolio, which currently has a duration of 3.5 years, contains interest rate sensitive instruments that may be adversely affected by changes in interest rates resulting from governmental monetary policies, domestic and international economic and political conditions, and other factors beyond the Company’s control. A rise in interest rates would decrease the net unrealized gain position of the investment portfolio, offset by the Company’s ability to earn higher rates of return on funds reinvested in new investments. Conversely, a decline in interest rates would increase the net unrealized gain position of the investment portfolio, offset by lower rates of return on funds reinvested and new investments. Selective seeks to mitigate its interest rate risk associated with holding fixed maturity investments by monitoring and maintaining the average duration of its portfolio with a view toward achieving an adequate after-tax return without subjecting the portfolio to an unreasonable level of interest rate risk. Although the Company takes measures to manage the economic risks of investing in a changing interest rate environment, it may not be able to mitigate the interest rate risk of its assets relative to its liabilities.

Selective’s statutory surplus may be materially affected by rating downgrades on investments held in its portfolio.

Selective is exposed to significant financial and capital markets risks, primarily relating to interest rates, credit spreads, equity price risks, and the change in market value of its alternative investment portfolio. A decline in both income and the Company’s investment portfolio’s asset values could occur as a result of, among other things, a decrease in market liquidity, falling interest rates, decreased dividend payment rates, negative market perception of credit risk with respect to types of securities in its portfolio, a decline in the performance of the underlying collateral of its structured securities, reduced returns on its alternative investment portfolio, or general market conditions.

With economic uncertainty, the credit quality and ratings of securities in the Company’s portfolio could be adversely affected. The NAIC could potentially apply a lower class code on a security than was originally assigned which could adversely affect statutory surplus because securities with NAIC class codes 3 through 6 require securities to be marked-to-market for statutory accounting purposes as compared to securities with NAIC class codes of 1 or 2 that are carried at amortized cost.

Selective is also subject to the risk that the issuers, or guarantors, of fixed maturity securities it owns may default on principal and interest payments due under the terms of the securities. At December 31, 2009, the Company’s fixed maturity securities portfolio represented approximately 88% of its total invested assets. Approximately 66% of the Company’s fixed maturity securities are state, municipality, or U.S. Government obligations. The occurrence of a major economic downturn, acts of corporate malfeasance, widening credit spreads, budgetary deficits, or other events that adversely affect the issuers or guarantors of these securities could cause the value of Selective’s fixed maturity securities portfolio and its net income to decline and the default rate of its fixed maturity securities portfolio to increase. With economic uncertainty, credit quality of issuers or guarantors could be adversely affected and a ratings downgrade of the issuers or guarantors of the securities in the Company’s portfolio could also cause the value of its fixed maturity securities portfolio and its net income to decrease. For example, rating agency downgrades of monoline insurance companies during 2009 contributed to a decline in the carrying value and the market liquidity of the Company’s municipal bond investment portfolio. A reduction in the value of Selective’s investment portfolio could have a material adverse effect on its business, results of operations, and financial condition. Levels of write down are impacted by Selective’s assessment of the impairment, including a review of the underlying collateral of structured securities, and the Company’s intent and ability to hold securities which have declined in value until recovery. If the Company determines to reposition or realign portions of the portfolio where it determines not to hold certain securities in an unrealized loss position to recovery, then the Company will incur an other-than-temporary impairment (“OTTI”) charge.

The current economic crisis has also raised the possibility of future legislative and regulatory actions, in addition to the enactment of Emergency Economic Stabilization Act of 2008 (the “EESA”), which could further impact Selective’s business. Selective discusses government action further in this section. Selective cannot predict whether or when such actions may occur, or what impact, if any, such actions could have on its business, results of operations and financial condition.

Deterioration in the public debt and equity markets, as well as in the private investment marketplace, could lead to investment losses, which may adversely affect Selective’s results of operations, financial condition, and liquidity.

Like many other property and casualty insurance companies, Selective depends on income from its investment portfolio for a significant portion of its revenue and earnings. Selective is exposed to significant financial and capital markets risks, primarily relating to interest rates, credit spreads, equity price risks, and the changes in market value of its alternative investment portfolio. A decline could occur as a results of, among other things, a decrease in market liquidity, falling interest rates, decreased dividend payment rates, negative market perception of credit risk with respect to types of securities in the Company’s portfolio, a decline in the performance of the underlying collateral of Selective’s structured securities, reduced returns on the Company’s other investments, including its portfolio of alternative investments, or general market conditions.

Selective’s note payable and line of credit are subject to certain debt-to-capitalization restrictions and net worth covenants, which could also be impacted by a significant decline in investment value, and further OTTI charges could be necessary if there is a future significant decline in investment values. Depending on market conditions going forward, and in the event of extreme prolonged market events, such as the global credit crisis, Selective could incur additional realized and unrealized losses in future periods, which could have an adverse impact on the Company’s results of operations, financial condition, debt and financial strength ratings, and its ability to access capital markets as a result of realized losses, impairments, and changes in unrealized positions.

There can be no assurance that the Dodd-Frank Act or any other actions of the U.S. Government, Federal Reserve, and other governmental and regulatory bodies to reform the financial markets and provide future financial stability, will achieve their intended effect.

A primary objective of the Dodd-Frank Act, which was signed into law on July 21, 2010, is to reform the financial markets and provide future financial stability. Among other things, the Dodd-Frank Act heightens supervision and regulation of financial institutions, requires strengthened capital levels, tightens oversight of credit rating agencies, requires an overhaul of the regulation of the derivatives market, and reforms and requires more transparency in governance and executive compensation. The Dodd-Frank Act covers almost every aspect of financial regulation and analysis of its practical implications is in its early stages. Implementation of the Dodd-Frank Act will require an extraordinary amount of rulemaking and regulators are given significant discretion. Consequently, its final shape and practical impact are, in many respects, still to be determined. As a result, it is presently unclear the full impact this legislation will have on Selective’s operations.

However, if, even in the short-term, the Dodd-Frank Act is not perceived by the investing public as a means to effectively reform and provide stability to the financial markets, it could result in a further deterioration of investor confidence in the U.S. economy and financial markets, which could further increase constraints on the liquidity available in the banking system and financial markets and increase pressure on the price of Selective’s fixed income and equity portfolios. These results could materially and adversely affect Selective’s results of operations, financial condition, liquidity, and the trading price of Selective’s Common Stock. In the event of future material deterioration in business conditions, Selective may need to raise additional capital or consider other transactions to manage its capital position and liquidity.

In addition, Selective is subject to extensive laws and regulations that are administered and enforced by a number of different governmental authorities and non-governmental self-regulatory agencies. In light of the current economic conditions, some of these authorities have implemented, or may in the future implement, new or enhanced regulatory requirements intended to restore confidence in financial institutions and reduce the future economic events like those of the recent past. These authorities may also seek to exercise their supervisory and enforcement authority in new or more robust ways. Such events could affect the way Selective conducts its business and manages its capital, and may require the Company to satisfy increased capital requirements. These developments, if they occurred could materially affect Selective’s results of operations, financial conditions, and liquidity.

Selective is subject to the types of risks inherent in making alternative investments in private limited partnerships.

Selective’s other investments include alternative investments in private limited partnerships that invest in various strategies such as private equity, mezzanine debt, distressed debt, and real estate. As of December 31, 2009, these types of investments represented 4% of the Company’s total invested assets. The amount and timing of income from these partnerships tends to be variable as a result of the performance and investment state of the underlying investments. The timing of the distributions from the partnerships, which depends on particular events relating to the underlying investments, as well as the partnerships’ schedules for making distributions and their need for cash, can be difficult to predict. As a result, the amount of income that Selective records from these investments can vary substantially from quarter-to-quarter. Pursuant to the various limited partnership agreements of these partnerships, Selective is committed for the full life of each fund and cannot redeem its investment with the general partner. Liquidation is only triggered by certain clauses within the limited partnership agreements or at the funds’ stated end date, at which time Selective will receive its final allocation of capital and any earned appreciation of the underlying investments. In addition, Selective is also subject to potential future capital calls in the aggregate amount of approximately $103 million as of December 31, 2009.

Selective is also subject to the risks arising from the fact that the determination of the fair value of these types of investments is inherently subjective. The general partner of each of these partnerships generally reports the change in the fair value of the interests in the partnership on a one quarter lag because of the nature of the underlying assets or liabilities. Since these partnerships’ underlying investments consist primarily of assets or liabilities for which there are no quoted prices in active markets for the same or similar assets, the valuation of interests in these partnerships are subject to a higher level of subjectivity and unobservable inputs than substantially all of Selective’s other investments. Pursuant to guidance under the FASB Accounting Standards Codification each of these general partners are required to determine fair value by the price obtainable for the sale of the interest at the time of determination. Valuations based on unobservable inputs are subject to greater scrutiny and reconsideration from one reporting period to the next and therefore, the changes in the fair value of these investments may be subject to significant fluctuations which could lead to significant decreases in their fair value from one reporting period to the next. Since Selective records its investments in these various partnerships under the equity method of accounting, any decreases in the valuation of these investments would negatively impact its results of operations.

The valuation of Selective’s investments include methodologies, estimations, and assumptions which are subject to differing interpretations and could result in changes to investment valuations that may adversely affect its results of operations or financial condition.

Fixed maturity, equity, and short-term investments, which are reported at fair value on the consolidated balance sheet, represented the majority of Selective’s total cash and invested assets as of December 31, 2009. As required under accounting rules, Selective has categorized these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next priority to quoted prices in markets that are not active or inputs that are observable either directly or indirectly, including quoted prices for similar assets or liabilities or in markets that are not active and other inputs that can be derived principally from, or corroborated by, observable market data for substantially the full term of the assets or liabilities (Level 2) and the lowest priority to unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. Selective generally uses a combination of independent pricing services and broker quotes to price its investment securities. At December 31, 2009, approximately 18% and 82% of these securities represented Level 1 and Level 2, respectively. However, prices provided by independent pricing services and independent broker quotes can vary widely even for the same security. Rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within the Company’s consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on Selective’s financial condition and may result in an increase in non-cash OTTI charges.

The determination of the amount of impairments taken on Selective’s investment is highly subjective and could materially impact its results of operations or financial position.

The determination of the amount of impairments taken on Selective’s investments is based on its periodic evaluation and assessment of its investments and known and inherent risks associated with the various asset classes. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in impairments as the evaluations are revised. There can be no assurance that Selective’s management has accurately assessed the level of impairments taken as reflected in its financial statements. Furthermore, additional impairments may need to be taken in the future. Historical trends may not be indicative of future impairments.

An investment in a fixed maturity or equity security, is impaired if its fair value falls below its carrying value and the decline is considered to be other-than-temporary. Selective regularly reviews its entire investment portfolio for declines in value. Management’s assessment of a decline in value includes, but is not limited to, current judgment as to the financial position and future prospects of the security issuer as well as general market conditions. For fixed maturity securities, if the Company believes that a decline in the value of a particular investment is temporary, and it does not have the intent to sell these securities and doer not believe it will be required to sell these securities before recovery, Selective records the decline as an unrealized loss in accumulated other comprehensive income for those securities that are designated as available-for-sale. Selective’s assessment of whether an equity security is other-than-temporarily-impaired also includes its intent-to-hold the security in the near term. If the Company believes the decline is other-than-temporary it writes down the carrying value of the investment and record a realized loss in its consolidated statements of income.

Additionally, Selective’s management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimate fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Consideration in the impairment evaluation process include, but are not limited to: (i) whether the decline appears to be issuer or industry specific; (ii) the relationship of market prices per share to book value per share at the date of acquisition and date of evaluation; (iii) the price-earnings ratio at the time of acquisition and date of evaluation; (iv) the financial condition and near-term prospects of the issuer, including any specific events that may influence the issuer’s operations; (v) the recent income or loss of the issuer; (vi) the independent auditors’ report on the issuer’s recent financial statements; (vii) the dividend policy of the issuer at the date of acquisition and the date of evaluation; (viii) any buy/hold/sell recommendations or price projections published by outside investment advisors; (ix) any rating agency announcements; (x) the length of time and the extent to which the fair value has been less than cost/amortized cost; and (xi) the evaluation of projected cash flows under various economic and default scenarios.

Changes in tax laws impacting marginal tax rates and/or the preferred tax treatment of municipal obligations could adversely impact Selective’s business.

Tax legislation which changes the tax preference of municipal obligations under current law could adversely affect the market value of municipal obligations. At December 31, 2009, 40% of Selective’s investment portfolio was invested in tax-exempt municipal obligations; as such, the value of its investment portfolio could be adversely affected by any such legislation. Additionally, any such changes in tax law could reduce the difference between tax-exempt interest rates and taxable rates.

Risks Related to Selective’s General Operations

Operational risks, including human or systems failures, are inherent in Selective’s business.

Operational risks and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, or external events.

Selective believes that its modeling, underwriting and information technology and application systems are critical to its business. Selective expects its information technology and application systems to remain an important part of its underwriting process and its ability to compete successfully. Selective has also licensed certain systems and data from third parties. The Company cannot be certain that it will have access to these, or comparable, service providers, or that its information technology or application systems will continue to operate as intended. A major defect or failure in the Company’s internal controls or information technology and application systems could result in management distraction; harm its reputation, or increases in expenses. Selective believes appropriate controls and mitigation procedures are in place to prevent significant risk of defect in its internal controls, information technology and application systems, but internal controls provide only a reasonable, not absolute, assurance as to the absence of errors or irregularities and any ineffectiveness of such controls and procedures could have a significant and negative effect on the Company’s business.

Selective depends on key personnel.

To a large extent, the success of Selective’s businesses is dependent on its ability to attract and retain key employees, in particular its senior officers, key management, sales, information systems, underwriting, claims, and corporate personnel. Competition to attract and retain key personnel is intense. While Selective has employment agreements with a number of key managers, all of its employees are at-will employees and it cannot ensure that it will be able to attract and retain key personnel. As of December 31, 2009, Selective’s workforce had an average age of approximately 46 and approximately 20% of its workforce was retirement eligible under the Company’s retirement and benefit plans.

If Selective experiences difficulties with outsourcing relationships, its ability to conduct its business might be negatively impacted.

Selective outsources certain business and administrative functions to third parties and may do so increasingly in the future. If Selective fails to develop and implement its outsourcing strategies or its third party providers fail to perform as anticipated, it may experience operational difficulties, increased costs and a loss of business that may have a material adverse effect on the Company’s results of operations or financial condition. By outsourcing certain business and administrative functions to third parties, Selective may be exposed to enhanced risk of data security breaches. Any breach of data security could damage the Company’s reputation and/or result in monetary damages, which, in turn, could have a material adverse effect on the Company’s results of operations or financial condition.

Selective is subject to a variety of modeling risks which could have a material adverse impact on its business results.

Selective relies on complex financial models, such as predictive modeling, Risk Management Solutions, Enterprise Risk Management, and the ALGO risk tool, which have been developed internally or by third parties to analyze historical loss costs and pricing, trends in claims severity and frequency, the occurrence of catastrophe losses, investment performance, and portfolio risk. Flaws in these financial models and/or faulty assumptions used by these financial models, could lead to increased losses. For example, the ALGO risk tool uses value-at-risk (“VaR”) as a method to evaluate portfolio risk. VaR is a probabilistic method of measuring the potential loss in portfolio value over a given time period and for a given distribution of historical returns. Portfolio risk, as measured by VaR, is affected by four primary risk factors: asset concentration, asset volatility, asset correlation, and systematic risk. While VaR models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. Selective believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. Therefore, the models are tools and do not substitute for the experience or judgment of senior management.

Selective has significant deferred tax assets which it may be unable to use if it does not generate sufficient future taxable income.

Selective has no net operating loss carryforward, capital loss carryforward, and tax credit carryforward as of December 31, 2009. The Company has sufficient capital loss carryback capacity as of December 31, 2009 to absorb the current realized capital losses. In the future, the Company would be required to establish a valuation allowance if: (i) it runs out of capital loss carryback capacity; (ii) there are no valid tax planning strategies to generate taxable income of the appropriate character (i.e. ordinary loss or capital loss); and (iii) it is determined that it is more likely than not that sufficient future income of the appropriate character will be generated. The establishment of a valuation allowance would have an adverse effect on Selective’s financial condition and results of operations.

Risks Related to Selective’s Corporate Structure and Governance

Selective is a holding company and its ability to declare dividends to its shareholders and pay indebtedness may be limited because its insurance subsidiaries are regulated.

Restrictions on the ability of the Insurance Subsidiaries to pay dividends, loans, or advances to the Company may materially affect its ability to pay dividends on its Common Stock or repay its indebtedness.

Dividends, loans, or advances to the Company from its insurance subsidiaries are subject to the approval and/or review of the insurance regulators in the states where the subsidiaries are organized. The standards for review of the transactions are whether: (i) the terms and charges are fair and reasonable; and (ii) after the transaction, the insurance subsidiary’s surplus for policyholders is reasonable in relation to its outstanding liabilities and financial needs. Although dividends and loans to the Company from its insurance subsidiaries historically have been approved, Selective can make no assurance that future dividends and loans will be approved.

Because Selective is an insurance holding company and a New Jersey corporation, potential acquirers may be discouraged and the value of its Common Stock could be adversely affected.

Because Selective is an insurance holding company that owns insurance subsidiaries, anyone who seeks to acquire 10% or more of Company stock must seek prior approval from the insurance regulators in the states in which Selective’s subsidiaries are organized and must file extensive information regarding its business operations and finances.

Because Selective is organized under New Jersey law, provisions in its certificate of incorporation (as amended) also may discourage, delay, or prevent it from being acquired, including:

•	Supermajority voting requirements and fair price to approve business combinations;

•	Supermajority voting requirements to amend the foregoing provisions; and

•	The ability of the Board to issue “blank check” preferred stock.

Under the New Jersey Shareholders’ Protection Act, Selective may not engage in specified business combinations with a shareholder having indirect or direct beneficial ownership of 10% or more of the voting power of the Company’s outstanding stock (an “interested shareholder”) for a period of five years after the date the shareholder became an interested shareholder, unless the business combination is approved by Selective’s Board before the date they became an interested shareholder. Selective also may never engage in any business combination with any interested shareholder except: (i) a business combination approved by the Board prior to the date they became an interested shareholder; (ii) a business combination approved by two-thirds of its shareholders (other than the interested shareholder); or (iii) a business combination that satisfies certain price criteria.

These provisions of Selective’s certificate of incorporation and New Jersey law could have the effect of depriving its stockholders of an opportunity to receive a premium over its Common Stock’s prevailing market price in the event of a hostile takeover and may adversely affect the value of the Company’s Common Stock.

THE PLAN

General

The Board of Directors of Selective Insurance Group, Inc. (the “Board”) adopted the Selective Insurance Group, Inc. Stock Purchase Plan for Independent Insurance Agencies and the Salary and Employee Benefits Committee of the Board approved the Amended and Restated Selective Insurance Group, Inc. Stock Purchase Plan for Independent Insurance Agencies (the “Plan”) to motivate independent insurance agencies that sell products and services for Selective’s insurance subsidiaries by enabling them to participate in Selective’s long-term growth and success and to help align their success with those interests of Selective’s stockholders. The Plan was adopted at Selective’s 2006 Annual Meeting of Stockholders, held on April 26, 2006. The Plan was amended and restated effective July 27, 2010.

The Plan allows Selective’s independent insurance agencies and their eligible principals, key employees, and benefit plans, as described further below, to purchase shares of its Common Stock at a discount. Participants in the Plan may purchase shares with cash or elect to apply all or a portion of their earned cash commissions and/or distributions from Selective’s supplemental commission program for agents to the purchase of shares of Selective’s Common Stock under the Plan. Each eligible insurance agency, together with its affiliated participants, may invest up to the maximum contribution amount (as described in the chart below) per calendar quarter under the Plan. Selective offers shares of its Common Stock under the Plan at a 10% discount from market value on the date of purchase, and participants pay no brokerage commissions or other charges on their purchases of shares under the Plan.

Written Premiums	Maximum Contribution Amounts

Less than $2,000,000	$30,000

$2,000,000 or more but less than $5,000,000	$50,000

$5,000,000 or more	$75,000

Written Premiums include all written premiums, less cancellations and returns, recorded by the Company and its insurance subsidiaries, but do not include:

•	Premiums for policies written through pools, associations, or syndicates;

•	Premiums for insurance written in any reinsurance facility, joint underwriting association, or other insurance program required by law;

•	Policyholder dividends, expense fees, surcharges, and other like charges;

•	Premiums from any accident and health, systems breakdown, and flood policies;

•	Premiums for alternative market business, including, but not limited to, retrospectively rated policies and assumed business; and

•	Premiums for policies, coverages, or plans that the Salary and Employee Benefits Committee of the Board may exclude from this Plan.

A $100 minimum purchase amount is required for purchases under the Plan by a participant per calendar quarter. If a participant does not purchase $100 of Common Stock in a calendar quarter, any amounts below the minimum will be refunded, without interest, to the participant by check as soon as practicable after the end of the quarter.

Shares are purchased under the Plan generally on the first day of March, June, September, and December of each year or the next succeeding business day. Selective does not guarantee that dividends will be paid, and Selective can designate other dates as purchase dates. Selective does not pay any interest on cash payments it receives under the Plan.

Participation in the Plan

Eligibility

Each independent insurance agency under contract with any of Selective’s insurance subsidiaries to promote and sell Selective’s insurance products, other than agencies that promote and sell only Selective’s subsidiaries’ flood insurance products, is eligible to participate in the Plan and to purchase shares of Selective’s Common Stock under the Plan. Also eligible to purchase shares under the Plan are:

•	The principals, general partners, officers and stockholders of, and designated by, an eligible agency (collectively, “Principals”);

•	Key employees of eligible agencies designated by an eligible agency (“Key Employees”); and

•
Individual retirement plans of Principals and Key Employees, Keogh plans of Principals and Key Employees; and employee benefit plans of, and designated by, an eligible agency (collectively with Principals and Key Employees, “Eligible Persons”).

The administrator of the Plan will determine whether any insurance agency, or any entity, individual person, or employee benefit plan designated by an agency is eligible to participate in the Plan. Eligible agencies, entities, and individual persons are under no obligation to participate in the Plan or to purchase shares of Selective’s Common Stock under the Plan. The Plan is for the benefit only of independent insurance agencies under contract with Selective’s insurance subsidiaries and their Eligible Persons. No other persons can be direct or indirect beneficiaries or participants in the Plan. Selective will not be obligated under any arrangements between an agency and its producers or other employees.

How to Enroll in the Plan

Selective provides to each insurance agency the following documents and materials:

•	A copy of the Plan;

•	An enrollment/purchase form;

•	Copies of this prospectus and any prospectus supplements; and

•	Copies of Selective’s most recent Annual Report.

If an agency or its affiliated Eligible Persons wish to participate in the Plan, the agency must complete and sign the enrollment-purchase form and return it to Selective at:

Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Attention: Billing Services ASPP
(973) 948-1990

Agencies can obtain additional forms on eSelect®, in the “My Agency” tab, or by writing or calling Selective at the above address and telephone number.

An eligible agency or its affiliated Eligible Persons will become a participant in the Plan (i) after the entity or person has received a copy of the Plan, this prospectus, any applicable prospectus supplement or supplements, and Selective’s most recent Annual Report, (ii) after Selective has received a properly completed enrollment/purchase form signed by the Eligible Person and on behalf of the agency, and (iii) if the person or entity has not been determined to be ineligible by the Plan’s administrators.

How to Purchase Shares of Selective’s Common Stock

Once each calendar quarter, and prior to each purchase date, Selective provides enrollment/purchase forms to each agency. There is a place on the form for each agency to designate (i) the dollar amount to be invested on the next purchase date, (ii) how much of that amount is to be paid in cash, (iii) how much of that amount is to be deducted from monthly payments of earned cash commissions, and (iv) how much of that amount is to be deducted from distributions under Selective’s supplemental commission program for agents. There is also a place on the form to designate a percentage of earned cash commissions and/or supplemental commission distributions to be invested for each applicable participant on the next purchase date.

Changes to, or revocation of, a participant’s percentage deduction from monthly payments of earned cash commissions (as defined below) must be received in writing by the 25th of the month, or the previous business day if the 25th is not a business day, to be effective for that month. Such changes to earned cash commission deductions will be applied to the next practicable quarterly purchase date, as follows:

Changes relating to the Percentage of Deductions from Monthly Payments of Earned Cash Commissions made by the 25th of:	Will be Applied to the Contribution Amount for the Purchase Date for:
November, December, January	March
February, March, April	June
May, June, July	September
August, September, October	December

A participant’s percentage designation will remain in effect until revoked or modified in writing by the participant as set forth above.

Changes to, or revocation of, a participant’s percentage deduction from a distribution under the supplemental commission program must be received in writing by the Company by the 7th day of February, or the previous business day if the 7th is not a business day, to be applied to the contribution amount for the next March purchase date. Such changes to the supplemental commission deductions will remain in effect until revoked or modified in writing by the participant. The contribution amount designation regarding cash shall only remain in effect for the next purchase date.

“Earned cash commissions” means commissions that are fully earned and due and payable to a participating agency for personal and commercial direct bill policies after all offsetting debits and credits are applied, as determined solely from Selective and its subsidiaries’ records.

The enrollment/purchase form must also be completed by each Eligible Person who wishes to participate in the Plan, and must include:

•	The participant’s full name and address;

•	The participant’s social security or taxpayer identification number;

•	If cash contribution, the dollar amount to be invested in shares of Selective’s Common Stock; and

•
If earned cash commissions or distributions from the supplemental commission program, the percentage of the total amount of commission or supplemental commission distribution, as applicable, to be invested in shares of Selective’s Common Stock.

In addition, participants must sign their enrollment/purchase form certifying to Selective receipt of a copy of the Plan, this prospectus and any prospectus supplements, and a copy of Selective’s most recent Annual Report. Enrollment in the plan for a particular purchase date is irrevocable after the applicable Contribution Date (as defined below). The form must be signed by the agency and each affiliated participant shown on the form.

Properly completed forms and necessary payments must be received by Selective at least 10 business days prior to the applicable purchase date (the “Contribution Date”). If necessary payments are not received by the applicable Contribution Date, the purchase will not be effected and any payments received after the Contribution Date will be returned.

Purchased Shares and Accounts

Selective uses a book-entry system for shares purchased under the Plan. When a participant makes its first purchase of shares under the Plan, Selective establishes an account for the participant with Wells Fargo Shareowner Services, Selective’s transfer agent and registrar. Each time a participant purchase shares, the shares are credited to the participant’s account and Selective registers the shares on the Company’s stock records. Participants will receive a written account statement from Wells Fargo Shareowner Services each time the participant purchases shares.

Restrictions on Shares Purchased under the Plan

Shares purchased under the Plan will be restricted for a period of one year beginning on the purchase date and expiring on the first anniversary of that purchase date. During this one-year restricted period, a participant cannot sell, transfer, pledge, assign, or dispose of its shares in any way. During this period, a participant’s shares will be held in the participant’s account at Wells Fargo Shareowner Services, and the participant may not have share certificates issued. However, the participant will be able to vote its shares during this period and will receive any dividends declared by the Board. Participants will own all of the shares in their account and none of the shares will be subject to forfeiture.

Following the expiration of the one-year restricted period, a participant can request, in writing to Wells Fargo Shareowner Services, that its shares be transferred or sold, that certificates be issued, or that the participant’s account be closed.

If an eligible agency or person closes its account, it can re-enroll in the Plan at any time that it is eligible to participate in the Plan by sending a new completed enrollment/purchase form to Selective.

Shares Available under the Plan

The maximum number of shares of Selective’s Common Stock issuable under the Plan is 3,000,000, subject to adjustment as described below. Selective makes the shares available from Selective’s authorized but unissued shares or from treasury stock, including shares purchased by the Company in the open market.

In the event that the Board determines that any stock dividend or other distribution, extraordinary cash dividend, stock split or reverse stock split, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares, warrants, rights offering to purchase shares of Common Stock at a price substantially below fair market value, or other similar corporate transaction or event affects the Common Stock so that an adjustment is required in order to preserve the benefits or potential benefits intended to be made available under the Plan, then the Board may, in its sole and absolute discretion, adjust any or all of the number and type of shares which may be available under the Plan.

Dividends; Dividend Reinvestment

Selective pays dividends, as and when declared by the Board, to the record holders of shares of its Common Stock. As the record holder of shares of Selective’s Common Stock purchased under the Plan, participants will receive dividends, if any, in cash for all shares registered in the participant’s name on the record date.

Any dividend payable in Common Stock or any split shares distributed by Selective on shares purchased under the Plan will be deposited in the participant’s account at Wells Fargo Shareowner Services. Any shares received as the result of a stock split will be subject to the same transfer restrictions as the shares purchased under the Plan. Shares received as dividends will not be subjected to any transfer restrictions.

Participants in the Plan are also eligible to participate in Selective’s dividend reinvestment plan on the terms and conditions of that plan. If a participant elects to participate in Selective’s dividend reinvestment plan, it will be entitled to reinvest its dividends to purchase additional shares of Selective’s Common Stock. There is no discount on the purchase of shares under Selective’s dividend reinvestment plan. The transfer restrictions applicable to shares purchased under the Plan will not apply to any shares purchased under Selective’s dividend reinvestment plan. Information about Selective’s dividend reinvestment plan can be obtained from Selective or from Wells Fargo Shareowner Services.

Other Stockholder Rights; Information Reporting

If Selective has a rights offering, participants in the Plan will be entitled to participate based upon their total share holdings. Rights on shares purchased under the program and registered in the name of a Plan participant will be mailed directly to that participant in the same manner as to stockholders not participating in the Plan.

Each participant in the Plan will receive Selective’s annual and other periodic or quarterly reports issued to stockholders, notices of stockholder meetings and proxy statements, and Internal Revenue Service information for reporting dividends paid and income resulting from the discount on the purchase of shares under the Plan.

Each participant will be entitled to vote the shares purchased under the Plan and registered in that participant’s name on a record date for a meeting of stockholders. A participant may vote in person or by proxy at any meeting of stockholders.

Administration of the Plan, Inquiries and Correspondence

The Plan is administered by the Salary and Employee Benefits Committee of the Board (the “Committee”) or its designee. The Committee has the authority, in its sole discretion, subject to the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including the authority to:

•	Construe and interpret the Plan;

•	Make adjustments in response to changes in applicable laws, regulations, or accounting principles, or for any other reason;

•	Prescribe, amend, and rescind rules and regulations relating to the Plan and appoint agents as it deems appropriate for the proper administration of the Plan; and

•	Make all other determinations deemed necessary or advisable for the administration of the Plan.

Determinations of the Committee are final, conclusive, and binding on all persons, and the Committee will not be liable for any action or determination made in good faith with respect to the Plan.

Wells Fargo Shareowner Services is the Plan agent to perform custodial and record-keeping functions for the Plan, such as holding record title to the participants’ shares, maintaining an individual investment account for each participant, and providing periodic account status reports to each participant.

All enrollment/purchase forms should be sent to the Company at the following address:

Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Attention: Billing Services ASPP

Telephone inquiries may be directed to the Company at (973) 948-1990 or via e-mail at AgentStockPlan@selective.com.

All share account inquiries and correspondence should be sent to:

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

Telephone inquiries may be directed to Wells Fargo Shareowner Services at (866) 877-6351.

The Company pays all of its administrative expenses related to the Plan. Plan participants pay no brokers commissions or administrative or other charges for purchases of Common Stock under the Plan.

Amendment or Termination of the Plan

Either the Board or the Committee may amend, revise, suspend, or terminate the Plan at any time and in any respect whatsoever; provided, however, that stockholder approval will be required for any such amendment if and to the extent approval is required in order to comply with applicable law or any stock exchange listing requirement.

Rights Not Transferable

Rights under the Plan are not transferable by a participant other than by will or the laws of descent and distribution and are exercisable during the participant’s lifetime only by the participant.

Right to Continued Employment or Agency Status

Nothing in the Plan or any enrollment/purchase form confers an obligation on the Company or any of its independent insurance agencies to employ or continue the employment or service of any participant for any specified period of time and does not lessen, affect, or interfere with the Company’s or any of its independent insurance agency’s right to terminate the employment or service of any participant at any time or for any reason not prohibited by law.

Governing Law

The Plan is construed and administered in accordance with the laws of the State of New Jersey without reference to its principles of conflicts of law.

Federal Income Tax Consequences of Purchasing Shares under the Plan

The following discussion summarizes certain United States federal income tax consequences of the purchase of stock under the Plan. The summary does not purport to address federal employment tax or other federal tax consequences, or state, local, or foreign tax consequences that may be associated with the Plan. In addition, this summary does not purport to address the special tax rules that may apply to the purchase under the Plan and the sale of shares acquired through the Plan by individual retirement plans of Principals and Key Employees, by Keogh plans of Principals and Key Employees and by employee benefit plans of an eligible agency. Further, the summary is based on the law as in effect on the date of this registration statement.

A participant does not realize taxable income when the participant’s participation in the Plan begins (i.e., the first day of the enrollment period in the Plan). However, a participant will, at the time shares are purchased, recognize as ordinary income (determined without reduction for brokerage fees or other costs paid in connection with the disposition) an amount equal to the excess of the fair market value of the shares on the date of purchase over the purchase price.

When a participant disposes of shares acquired through the Plan, he or she will recognize either a capital gain or loss, depending upon whether the shares or disposed of for more or less than the fair market value of the shares on the date of purchase. Special rules apply in the case of death.

Capital gain is short-term if the shares have been held one year or less, and long-term if held more than one year. The holding period for a share acquired under the Plan begins on the purchase date.

DESCRIPTION OF CAPITAL STOCK

General

The authorized capital stock of Selective consists of 360,000,000 shares of Common Stock, $2.00 par value, and 5,000,000 shares of preferred stock, without par value. As of June 30, 2010, there were issued and outstanding 53,418,161 shares of Common Stock. Selective had no preferred stock issued and outstanding.

The following is a description of the material terms of Selective’s capital stock:

Common Stock

All shares of Selective’s Common Stock have equal rights. The holders of shares of Selective’s Common Stock, subject to the preferential rights of the holders of any shares of the Company’s preferred stock, are entitled to dividends when and as declared by the Board. The holders of Selective’s Common Stock have one vote per share on all matters submitted to a vote of its stockholders and the right to its net assets in liquidation after payment of any amounts due to creditors and any amounts due to the holders of the Company’s preferred stock. Holders of shares of Selective’s Common Stock are not entitled as a matter of right to any preemptive or subscription rights and are not entitled to cumulative voting for directors. All outstanding shares of Selective’s Common Stock are, and the shares of Common Stock issued under the Plan will be, fully paid and nonassessable.

Selective’s By-laws provide that the annual meeting of stockholders will be held a business day and at a time to be affixed by the Board during the last week in April in each year at Selective’s principal office or at another time, date and place as is designated by the Board. A written notice of meeting must be given to each stockholder at least ten (10) days before the meeting.

The transfer agent and registrar for Selective’s Common Stock is Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, Minnesota 55164-0854.

Preferred Stock

Under Selective’s certificate of incorporation, the Company is authorized to issue up to 5,000,000 shares of preferred stock in one or more series with the designations and the relative voting, dividend, liquidation, conversion, redemption, and other rights and preferences fixed by the Board. The Board can issue preferred stock without any approval by Selective’s stockholders. On November 3, 1989, the Board created a series of preferred stock designated as Series A Junior Preferred Stock

Antitakeover Provisions

Under Selective’s certificate of incorporation, a merger, consolidation, sale of all or substantially all of the Company’s assets, or other business combination involving an interested stockholder holding 10% or more of the voting power of its capital stock requires the affirmative vote of two-thirds of its outstanding voting stock unless the transaction has been approved by a majority of those members of the Board who are not affiliated with the interested stockholder or unless the interested stockholder offers a fair price and reasonably uniform terms to all other stockholders, as described in Selective’s certificate of incorporation. The vote of two-thirds of the Company’s outstanding voting stock is required to amend or repeal these provisions.

The foregoing provisions may have the effect of discouraging, delaying, or preventing attempts to take over Selective.

Regulation of Insurance Company Takeovers

Selective owns, directly or indirectly, all of the shares of stock of its insurance company subsidiaries domiciled in Maine, New Jersey, New York and Indiana. State insurance laws require prior approval by state insurance departments of any acquisition of control of an insurance company domiciled in the state or a company which controls an insurance company domiciled in the state. For this purpose, control generally includes ownership of 10% or more of the voting securities of, or the possession of proxies representing 10% or more, of an insurance company or insurance holding company, unless the state insurance commissioner determines otherwise. As such, any purchase of 10% or more of the Common Stock of Selective could require approval of the insurance departments in the states mentioned above.

PLAN OF DISTRIBUTION

The shares of Common Stock registered under this registration statement will be offered as described in this prospectus or, if applicable, as provided in any prospectus supplement. The shares of Common Stock will be offered by Selective to eligible agencies and other eligible participants as described in this prospectus or a prospectus supplement. The last sale price of the Common Stock quoted on the NASDAQ Global Select Market on July 28, 2010 was $15.50.

LEGAL MATTERS

John E. Wisinger, Corporate Counsel of Selective, has passed upon the validity of the shares of Common Stock issuable under the Plan for Selective.

EXPERTS

The consolidated financial statements and related schedules of Selective as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Selective files its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other required information with the SEC. The public may read and copy any materials on file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, including Selective, that file electronically with the SEC.

The SEC allows Selective to “incorporate by reference” the information the Company files with them, which means that it can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this Prospectus, and information that Selective files later with the SEC will automatically update and supersede this information.  Selective incorporates by reference the documents listed below and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

2.	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and

3.	Current Report on Form 8-K, filed April 2, 2010.

You may request a copy of these filings, at no cost, by calling or writing to:

Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Attention:  Michael H. Lanza, Executive Vice President and
      General Counsel
(973) 948-3000

This Prospectus is part of a registration statement Selective filed with the SEC.  You should rely only on the information or representations provided in this prospectus.  Selective has authorized no one to provide you with different information.  Selective is not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.